Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Commission File Number for the Related Registration Statement on Form S-4: 333-167085

The following is an excerpt from an email that was sent on behalf of Scott Thompson, Chief Executive Officer and President of Dollar Thrifty Automotive Group, Inc. (“DTAG” or “Dollar Thrifty”), to employees of DTAG on September 13, 2010.

Sent on behalf of Scott Thompson…

Today's revised offer from Hertz is clearly a big move forward in the ongoing process of attempting to obtain shareholder approval for a merger.  The previous offer of $41 per share did not appear to get traction with Dollar Thrifty shareholders.  As we have outlined before, for any transaction to occur, the Dollar Thrifty shareholders must approve it and the FTC must approve it - both are still in process at this time.

I am sorry for the uncertainty this process has created for Dollar Thrifty employees and others. We are working as fast as possible to bring it to a conclusion but the situation is complex and multiple parties will influence the timing and conclusion.

Forward-Looking Statements

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of Dollar Thrifty Automotive Group, Inc. (“DTG”) and Hertz Global Holdings, Inc. (“Hertz”) and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger of DTG with and into a wholly owned subsidiary of Hertz (the “Merger”) or may be required to accept conditions that could reduce the anticipated benefits of the Merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed Merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of the two companies; (4) the proposed Merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed Merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by DTG and Hertz. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by DTG and Hertz. DTG and Hertz assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Hertz has filed with the SEC a registration statement on Form S-4 (registration statement number 333-167085) that includes a proxy statement of DTG that also constitutes a prospectus of Hertz. The registration statement has been declared effective by the SEC, and a definitive proxy statement/prospectus has been mailed to stockholders of DTG.  A Special Meeting of Stockholders will be held at 10:00 a.m., local time, on September 30, 2010 at 10 South Dearborn Street, Plaza Level Auditorium, Chicago, Illinois 60603.

INVESTORS AND STOCKHOLDERS OF DTG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and stockholders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Hertz and DTG, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Hertz are also available free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100. Copies of the documents filed with the SEC by DTG are available free of charge on DTG’s internet website at www.dtag.com or by contacting DTG’s Investor Relations Department at 918-669-2119. Hertz, DTG, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DTG in connection with the proposed transaction. Information about the directors and executive officers of Hertz is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information about the directors and executive officers of DTG is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 27, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.